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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]  Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [  ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Management’s Discussion and Analysis

For the three-month period-ended March 31, 2012

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

This Management’s Discussion and Analysis (“MD&A”) of financial position and operations of Kiska Metals Corporation (the “Company”) as of March 31, 2012 and should be read in conjunction with the Company’s consolidated interim financial statements and related notes as at and for the three-month period ended March 31, 2012. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A. The consolidated interim financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as adopted in Canada (“IFRS”).

Unless otherwise indicated, all funds in this document are in Canadian dollars. The date of this MD&A is May 30, 2012.

Index

1.1

About Kiska

1.2

Overview

1.3

Selected Annual Performance

1.4

Results of Operations

1.5

Summary of Quarterly Results

1.6

Liquidity

1.7

Capital Resources

1.8

Off-Balance Sheet Arrangements

1.9

Transactions with Related Parties

1.10

Proposed Transactions

1.11

Critical Accounting Estimates

1.12

Changes in Accounting Policies including Initial Adoption

1.13

Financial Instruments and Other Instruments

1.14

Other Requirements

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.1

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and the Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

1.2

Overview

Efforts for the three-month period concentrated on compilation of data collected in the 2011 exploration programs, reporting on the findings of those programs and preparation for the 2012 field season. This included reports from 30,304 metres of drilling completed on the Whistler Project in 2011, as well as programs completed at the Kliyul, Redton (geophysics and geochemistry) and Gillis (trenching) projects.

During the period, partner Brixton Resources reported results of the 21-hole Thorn drilling program, completed in the fourth quarter of 2011. This program was highlighted by a high-grade silver-gold-base metal intersection at the Oban Breccia Zone.

Exploration of the Whistler Project in 2011 included drilling on three target areas (Whistler Orbit, Island Mountain and Muddy Creek) as well as “regional” exploration of less mature areas of the property. Exploration drilling in the Whistler Orbit confirmed the presence of multiple Whistler “look-alike” targets in the vicinity of the deposit. These targets (Raintree West, Raintree North, Raintree South, Rainmaker) are geologically similar to Whistler with respect to host intrusive rocks, style of mineralization, gold-copper grades and overall alteration patterns. These similarities indicate a common genetic association and a cluster of related porphyry centres. In conjunction with the scale over which distal porphyry style alteration occurs in the Orbit, management is led to believe that additional porphyries may be present as part of this cluster.

2011 drilling at the Raintree West prospect defined two zones of porphyry mineralization. The first is a 150 metre long by 125 metre wide zone of near surface mineralization that occurs to a depth of 170 metres. Magnetic data indicates this zone may extend to a strike length of 250 metres at surface. The second, deep zone has a an apparent width of 300 metres with 325 metres of strike extent and is open at depth, A significant mantle of epithermal-textured quartz-carbonate base metal veins surround and overlap gold-copper mineralization at Raintree West .

Drilling activities further defined the Rainmaker prospect, and led to the discovery of the Raintree North and Raintree South prospects. All three are near-surface and appear to be moderately to steeply dipping 100 metre-wide bodies of gold-copper mineralization. Faulting bounds the

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.2

Overview (continued)

Rainmaker and Raintree North prospects, where further step-out drilling and geological interpretation may aid in the expansion of these prospects. All are open to depth.

New targets have been identified in the Orbit through the reinterpretation of data based on the 2011 drilling. A new technique, consisting of shallow grid drilling identified porphyry-style alteration and mineralization at Dagwood, also in the Orbit. Further work is necessary to identify the gold-copper mineralized portion of this target in future campaigns.

Recent work on the Whistler Deposit has focused on improving the quality of the geologic model to enhance the accuracy of future resource estimates. Extensive core re-logging, refinement of the geologic controls and the geological models for the deposit and in-depth geostatistical investigations have led to the reinterpretation of key features of the deposit such as the Divide Fault, once thought to transect the deposit and limit high grade mineralization.

Drilling at the Island Mountain Breccia Zone has now defined gold-copper and peripheral gold only mineralization spanning a strike length of 250 metres, a width of 250 metres and to a depth of 450 metres. This mineralization remains open to the north and at depth. During the period, a detailed geological model defining the lithologies and alteration and mineralization assemblages for this deposit was constructed. Breccias 500 to 700 metres north of this area also returned gold bearing sulphide mineralization suggesting in-fill drilling between the Breccia Zone and breccias to the north may link these two areas.

Further analysis of the 2011 Island Mountain data highlights the untested Howell Zone 2,000 metres northeast of the Breccia Zone as a compelling target defined by surface geochemistry and magnetic anomalies. Other targets, such as the SC and Cirque zones, where limited drilling has occurred in the past, are priority targets for follow up as well.

The first attempt of reconnaissance drilling at Muddy Creek in 2011 returned low-grade gold mineralization from narrow sheeted quartz veins in this Intrusion-Related Gold target. This drilling has shown that these veins may have extensive vertical continuity and potential exists for higher grade and lateral extension.

Results of the 2011 Kliyul and Redton exploration programs in the Quesnel Trough region of north-central British Columbia includes the identification of a zone of chargeability measuring 500 metres by 1,400 metres underlying porphyry-style alteration at Kliyul.  This is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. At Redton, reconnaissance geophysics, mapping and prospecting identified one geophysical anomaly and numerous areas of anomalous soil geochemistry for follow up.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011. Work included step out drilling along strike and down dip from previous drilling at the Talisker Zone and holes testing new areas in the Camp Creek Corridor, Unconformity Target, Feeder Zone and the Oban Breccia. The final holes from this program were reported in the period, including high grade gold and silver mineralization that was intersected at the Oban Breccia Zone. Encouraging results were also reported from the Talisker, Camp Creek and Feeder Zone targets, which warrant follow up in 2012. Brixton is currently planning the 2012 work program to follow up on the encouraging results of the 2011 program.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.2

Overview (continued)

Subsequent to the end of the period, the Company initiated an aircore drilling program on one tenement of the Victorian Goldfields project in Australia. This work included  twelve holes (2,181.5 metres) to test targets generated from the 2011 surveys. Results are pending. Preparation for the 2012 field season at Whistler, Kliyul and other projects has commenced. Planning continues within the context of current market conditions, but smaller-scale programs are contemplated for Whistler in 2012.

1.3

Selected Annual Performance

	2011 (IFRS)	2010 (IFRS)	January 1, 2010 (IFRS)		2009 (Canadian GAAP)

Mineral property revenues	$644,659	$634,101	$	NA	$273,051
Net loss before discontinued operations	(21,658,548)	(12,856,439)		NA	(18,185,423)
Net loss per share before discontinued operations	(0.23)	(0.19)		NA	(0.49)
Net loss	(21,658,548)	(12,422,648)		NA	(18,684,503)
Comprehensive loss	(22,243,647)	(12,228,762)		NA	(18,264,814)
Comprehensive loss per share	(0.23)	(0.18)		NA	(0.50)
Total assets	9,698,679	9,243,813		2,327,895	2,327,895
Long-term liabilities	173,142	99,105		401,391	401,391
Shareholder’s equity (deficit)	9,018,723	8,071,178		1,641,753	1,641,753

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.4

Results of Operations

Exploration Projects

Alaska

Whistler Project

KISKA
METALS CORPORATION
Whistler Property
N
Round Mountain
Whistler Deposit
Raintree
Whistler Orbit
Whistler Camp
Rainmaker
23 km
Muddy Creek
Island Mountain
0
5
10
kilometers
Legend
Resource
Prospect
Camp

The Whistler Property, consisting of 884 claims covering 135,203 acres (54,715 hectares), is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District. The property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to Kennecott. In addition, some of the claims are subject to a 1.5% NSR to the original owner, which can be bought down to 0.5% by a US$10 million payment. Moreover, Teck owns a 2% net profit interest (NPI) over all of these claims.

The Whistler property can be broadly defined into the following prospects;

-

Whistler Deposit;

-

Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit);

-

Island Mountain;

-

Muddy Creek.

During the period, the company focused its efforts on compiling, analyzing and reporting on work in the 2011 campaign, completed in the fourth quarter of 2011. The Company completed 30,304 metres of drilling in aggregate on the above prospects, with the most significant exploration conducted on the Whistler Orbit (Rainmaker, Raintree West, North and South prospects) and the Island Mountain targets. Included in the 2011 total are 91 shallow scout holes (6,423 metres) that were completed in the Whistler Orbit to identify new zones of proximal and distal porphyry-style mineralization and collect geologic information to improve targeting of conventional drill holes testing glacial till-covered geophysical anomalies. Since 2007, the Company has drilled 199 conventional and shallow scout holes (56,072 metres) on the Whistler Property.

a)

Whistler Deposit

The core asset of the Whistler Property is the Whistler Deposit. It is host to a pit-delineated Indicated and Inferred resource published in January 2011.  Whistler is a gold-copper porphyry

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

deposit hosted in multi-phase diorite intrusions.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Alaska (continued)

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq6 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1. Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper ; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper.

3. Reported within a conceptual pit shell (35 degree pit slope angle) and based on a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery.

4. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery.

5. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper; US$550 per ounce gold, US8 per ounce silver and US$1.50 per pound of copper.

b)

Whistler Orbit:

The Whistler Deposit sits within a cluster of porphyry centres in what is termed the Whistler Orbit. Prospects within the Orbit include Raintree West, Raintree North, Raintree South and Rainmaker, which all share similarities to the Whistler with respect to host rock, style of mineralization, gold-copper grades and alteration patterns indicating a genetic association. These targets are all located within a few kilometres of the Whistler Deposit.

Raintree West consists of two zones divided by a fault. One is near surface under a veneer of glacial till, and the other a deep zone. The 150 metre long by 125 metre wide zone of near surface mineralization occurs to a depth of 170 metres. Magnetic data indicates this zone may extend to a length 250 metres at surface. A 2009 hole within this area returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.65 g/t gold equivalent*) in hole WH09-002. The deep zone has a an apparent width of 300 metres with 325 metres of strike extent and is open at depth,  A 2011 intersection of this deep zone and a surrounding mantle of epithermal textured precious and base metal-bearing quartz-carbonate veins averaged 0.72 g/t gold 3.2 g/t silver, and 0.12% copper (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper (1.31 g/t gold equivalent*). The tenor of deep mineralization is evidenced by the final 172 metres of the hole, starting at 619 metres, which averaged 1.13 g/t gold, 3.9 g/t silver and 0.18% copper.

The Rainmaker, Raintree North and Raintree South prospects appear to be moderately to steeply dipping, 100 metre-wide bodies of gold-copper mineralization. All are open to depth. Faulting bounds the Rainmaker and Raintree North prospects, but further step out drilling and geological and structural interpretation may aid in the expansion of these prospects, which exhibit similar gold and copper grades as the Whistler Deposit.

Earlier stage prospects are also present within the Orbit at Whistler-like porphyry targets such as Dagwood, Snow Ridge, Round Mountain and Canyon Creek. These are drill-ready targets

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

that merit further exploration. Management continues to prioritize targets, including the Whistler Orbit prospects for potential follow up in 2012.

Alaska (continued)

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Alaska (continued)

c)

Island Mountain:

The majority of exploration at Island Mountain targeted the Breccia Zone, where the 2009 Breccia Zone discovery hole IM09-01 returned  0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres. An additional nine holes, totaling 3,937 metres, were completed along with mapping and soil and rock geochemical surveys in 2010. Highlights of the Island Mountain Breccia zone include IM10-013, collared 110 metres north of the discovery section, which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper.

The 2011 program built on the success of the previous two programs, with holes expanding the extents of the Breccia Zone on a total of six 50 metre-spaced sections. Results include IM11-034, the most northern and westerly in the Breccia Zone, which averaged 1.37 g/t gold and 54.19 g/t silver (2.29 g/t gold equivalent*) over 100 metres within a broad 363.9 metre interval that averaged 0.53 g/t gold and 15.3 g/t silver or 0.84 g/t gold equivalent*. IM11-034 was drilled on section 7,850N approximately 100 metres west of hole IM11-026, which returned 127 metres of 0.76 g/t gold equivalent*.

Methodical step-out drilling at the Breccia Zone in 2011 has defined gold-copper and peripheral gold-only mineralization over a strike length of 250 metres, 400 metres in width and to a depth of 450 metres. Mineralization remains open to the north and at depth. Using this data, Kiska developed a more refined geological model for the Breccia Zone during the period, defining key lithologies and the alteration and mineralization patterns and assemblages.  This will aid in future resource estimates and in exploring the northern extents of the Breccia Zone, as well as other targets in the Island Mountain area that may be genetically related.

Breccias located 500 to 700 metres north of the Discovery Breccia were also tested with reconnaissance drilling. Initial results are positive, with results such as 73.9 metres of 0.72 g/t gold, 2.24 g/t silver and 0.09% copper in IM11-30. This highlights the potential for additional mineralization between the breccias and warrants further drilling.

Further analysis of the Island Mountain data during the period has identified new targets, suggesting that Island Mountain may be host to a cluster of porphyry centres much like the Whistler Orbit area. Among these targets, the SC is a compelling prospect, a 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone. Drilling returned two gold-

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Alaska (continued)

Another is the Howell prospect, two kilometres north of the Breccia Zone. The Howell is defined by strong coincident gold, copper and molybdenum soil geochemical anomalies over a core area of 650 metres in diameter. Coincident magnetics and resistivity anomalies and the presence of strongly altered monzonite intrusive rocks makes this another drill-ready priority target at Island Mountain.  Planning for the 2012 program at Island Mountain continues. Work considered includes groundwork and drilling to assess new zones such as Howell, as well as expanding known mineralization at the Breccia Zone. No plans have been decided upon as management continues to prioritize prospects and set budgets for the 2012 season.

c) Muddy Creek

 Muddy Creek, 8 km north of Island Mountain, is an Intrusion-Related Gold (IRG) target defined by expansive areas of high gold-in-soil anomalies and high grade gold rocks averaging 2.78 g/t gold for 264 samples. Three reconnaissance holes totaling 935 metres were drilled at Muddy Creek in 2011 to test the areas. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

Results of the program confirm that while drilling only tested a small portion of the Muddy Creek target, the veins at surface have significant vertical continuity and potential exists for higher grades laterally and at depth. Additional targets exist and warrant further drilling. Management continues to analyze Muddy Creek with further ground work likely to assess and prioritize further work at Muddy Creek.

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement, Millrock will make cash payments totaling US$200,000 over four years with US$140,000 being paid to date.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Alaska (continued)

In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (750,000 shares received to date) and spend US$2,700,000 on exploration over four years. In January 2011, Millrock optioned the property to Crescent Resources Corp. There is an underlying 2% NSR payable to Royal Gold, Inc. Millrock and Crescent completed nine drill holes (1,950 metres) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 metres targeting a strong gold-in-soil anomaly measuring over 2,000 metres in length and 1,000 metres in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 metres and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 metres. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 metres. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 metres southeast of the Uncle Sam project claim boundary and two kilometres southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-metre strike and 500 metres in the down dip direction.

Five diamond drill holes totalling 1,329 metres were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 metres in length and up to 1,000 metres wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 metres averaging 2.03 g/t gold and USC-013, which contained six metres averaging 1.79 g/t gold and 14.0 metres averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 metres in LT-001 and 0.58 g/t gold over 33.8 metres, including a sub-intervals of 3.3 metres of 1.22 g/t gold and 2.13 metres of 1.85 g/t gold in LT-005.

Crescent and Millrock have not released plans for a 2012 program at Uncle Sam.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 74,282 acres (30,061 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle-Hawk and Bou claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to earn a 60% interest in the properties by funding a total of USD$4.8 million in exploration over 6 years. During the first quarter of 2011, Rubicon elected to terminate the option, returning full property interest to the Company subject to underlying royalties. The ER-Ogo-Fire and the Eagle-Hawk properties are subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favor of Capstone Mining Corp. The Bou is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company. Management is seeking a partner to advance the Goodpaster properties. No work was done during the period and none  is planned for 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Alaska (continued)

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August of 2010, consisting of approximately 20.8 line-kilometres of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

There was no work undertaken on the property during the period and there are no plans for expenditures at Copper Joe in 2012.

Australia

Lachlan Fold Belt Properties

The Company holds one exploration licence covering 15,074 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been making staged cash payments which will total A$250,000 over the earn-in period.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Australia (continued)

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at Barmedman can be used as an indication of the economic potential. Planning is underway for potential follow up work in 2012.

Victoria Goldfields Properties

Effective June 27, 2008 and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with a subsidiary of Northgate Minerals Corporation, which was recently acquired by AuRico Gold (AuRico), for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Company earning a 50% interest in one or more properties, AuRico will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

The Company is exploring three licences (Murtoa, Ararat South and Dundonnell), totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to green fields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties have  reassigned the option back to the Company.

Under the Brixton agreement, a regional gravity survey over portions of the Ararat South and Dundonnell properties was completed to fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. The gravity survey highlighted some new areas of potential. On the Murtoa License, a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

During 2011, the Company completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys) and geochemical sampling programs on these properties. In 2012, Kiska drilled 2181.5 m of aircore in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence. The aim of the 2012 aircore drill program on the Murtoa property was to test two of the nine best targets

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and Yukon Territory. Projects include:

Boulevard Property

This property consists of 238 claims covering 4,975 hectares and is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals (now AuRico Gold), who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (now Independence Gold Corp. “Independence”) whereby Independence can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $48,000), issuing an aggregate of 400,000 shares (received 240,000 Silver Quest common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Independence having the right to buy back 0.5% of the NSR for $750,000. Additional claims staked within the areas of interest are subject to the same NSR with a $500,000 buy-down of 0.5% and Independence must issue additional shares. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area. Through the acquisition of Silver Quest by New Gold Inc., the Boulevard was transferred to Independence Gold Corp in December of 2011 under a plan of arrangement entered into by the two companies.

Since optioning the project Independence completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 metres core length. The 2011 program consists of further surface geochemistry and 6,000 metres of diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Independence has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

Independence has not released plans for the Boulevard in 2012.

Gillis Property

The Gillis property covers 6,557 hectares, and is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The Company was granted an extension to this payment by agreeing to payments of $6,250 per month (paid a total of 2 months) in order to complete the 2011 exploration program. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective November 22, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totaling

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

$155,000 (received $30,000), exploration expenditures of $2,000,000, and issuing 250,000 common shares (25,000 received) of Cayman Ventures Corporation to the Company by November 22, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by November 22, 2015. In the third quarter of 2011, CVC Cayman Ventures Corp. (“Cayman”) funded a work program consisting of backhoe trenching in two areas of anomalous gold soil geochemistry.  Three trenches totaling 430 metres in length and five pits were excavated in September and October.  Quartz veining in altered volcanic rocks was exposed in several locations.

On the South gold target rock sampling on individual quartz veins assayed from 0.01 g/t gold over 0.6 metres to 5.5 g/t gold over 0.1 metres within an altered volcanic host rock. A 10 metre wide north trending zone of sericite altered volcanic rock was accompanied by intermediate and mafic dykes along with several quartz veins. The veins have values up from 0.34 g/t gold over 1.5 metres to 0.80 g/t gold over 1.3 metres. Sixty-five metres to the west a lower grade gold target in gossanous volcanics assayed 0.37 g/t gold and 0.51 g/t silver across 26 metres (including 8 metres of 0.51 g/t gold).

Trenching on the East target exposed several narrow quartz veins across a 25 metre section. The vein material graded from 0.01 g/t gold to 1.5 g/t gold in composite grab samples associated with gossanous sericite altered volcanics.

As of December 6, 2011 Cayman has terminated their option agreement with Kiska on the Gillis property. Moreover, the Company has elected not to make the final option payment of $75,000 due to the underlying vendor (previously deferred to December 6, 2011), and is assessing its alternatives under the contract.

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million. No work was completed during the period and none is planned in 2012.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims. No work was completed during the period and none is planned in 2012.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to AuRico Gold Corp., subject to an underlying 1.34% NSR. AuRico may earn an additional 9% interest by completing a feasibility

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

study and funding all expenditures up to completion of the feasibility study.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

On May 10, 2012 Aurico terminated the RDN property option agreement without having earned an interest in the property. Management will conduct a review of the data in 2012 and commence the search for another partner to advance the RDN.

Redton Project

The Redton project covers 70,288 hectares and is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton project is subject to a 3% NSR to Lorne

Warren which can be purchased for $3,000,000. The Company made an advance royalty payment of $20,000 to Lorne Warren after the quarter.

In 2010, a 600 line kilometre airborne magnetic and AeroTEM survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property in the central area of the Redton property. The 200 line kilometre southern block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Falcon prospect is in the southern part of the Redton property.

Kiska’s 2011 program was designed to evaluate some of the under-explored portions of the Redton Property in order to refine targets for more advanced exploration. Work was done in one discrete area at the northern end of the property, and a relatively continuous area stretching from the centre of the property to the southern end.

Soil geochemistry (1,100 soil samples), reconnaissance mapping and prospecting (17 rock samples) was completed over the north and central blocks of the property, identifying several new soil geochemical anomalies.  At the north end of the property, anomalous gold in soils was identified over an area approximately 600 x 800 metres in size, within a larger area of discontinuous copper+/-molybdenum+/-gold. This anomaly is open to the south in the direction of the nearby Tak occurrence.  Approximately 2,800 metres to the northwest of this anomaly is a discontinuous grouping of samples over 800 metres along one line with anomalous copper +/- molybdenum.

In the central portion of the property, an area approximately 1,000 metres east of the plotted location of the North Kwanika minfile occurrence  shows copper+gold+/-lead+zinc anomalous soils over one square kilometre from sporadic sampling along ridges. One rock sample from this area returned 1.8 g/t gold. Approximately 600 metres to the west, another rock sample returned 0.39% copper and 3.3 g/t silver. A third rock sample along a ridge two kilometres west of the North Kwanika occurrence returned 0.48 g/t gold, 3.5 g/t silver and 0.09% copper.

The 2011 Redton-South field program included geological mapping, prospecting (99 rock samples), soil/silt sampling (1,125 soils, 37 silts) and 68.9 line-km of ground-based IP/resistivity

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

and magnetics.  The Company engaged Equity Exploration Consultants to execute the Redton South exploration program.  The newly discovered Contact Zone prospect comprises a

British Columbia and Yukon Projects (continued)

coincident IP chargeability high/resistivity low that is hosted within monzodiorite. A grab sample collected 200 metres to the south of the Contact Zone returned 0.3% copper.

Prospecting and mapping of the Heath-North prospect defined a 600 x 900 metre zone of minor malachite-chalcopyrite mineralization within hornblende-rich monzonite to hornblendite. Grab samples contain up to 0.8% copper and show a strong correlation between copper-gold-silver in soils. Soils contain maximum values of 2610 ppm copper and 72 ppb gold. A 2.0 x 1.1 km coincident copper-molybdenum-lead-arsenic soil anomaly was also identified approximately 1.5 km northeast of Heath-North. Additionally, three new multi-element soil anomalies, 2.9, 1.5 and 1.3 square kilometres in size, were identified at Nation-SE, A grab sample with 0.94% copper, 0.14 g/t gold, 14.2 g/t silver and 0.016% molybdenum was collected from an outcrop in the Sedlo Range area.

Work to synthesize the large amounts of data collected at Redton was completed during the period. Efforts will now focus on refining targets for drilling and defining programs to assess the remaining untested areas of this vast property.

Quesnel Trough Project

The Quesnel Trough project covers 17,676 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the properties by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties that were followed up by tighter spaced sampling. In 2010, a four hole program of diamond drilling totaling 245 metres tested targets on three of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011.

In 2011, Xstrata completed 15 holes (3,582.5 metres) on five claim groups, 17 reconnaissance IP lines on targets on four claim groups and collected 38 MMI samples, 38 Ah Horizon samples and 224 conventional soil samples. Mapping, prospecting and further target evaluation was also carried out.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive. In 2012, Xstrata plans to follow-up on the Mags, Hat, Axis, and Eye properties with further drilling.  Xstrata is also considering a detailed airborne magnetics survey over all of its properties in the Quesnel trough, including claims

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

under option from Kiska. Results of any programs undertaken to date on the project have yet to be forwarded to Kiska.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

Thorn Property

The Thorn property, covering 18,854 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500) and issuing a total of 400,000 common shares (of which 200,000 have been issued – the Company has received 150,000 shares, or 75%) on or before December 12, 2013. One-quarter of the payments are made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton was required to spend $1,200,000 by December 31, 2011 (completed).

Since the corporation acquired the property, exploration programs have included the drilling of 32 holes (3,840 metres), property wide airborne EM and magnetic geophysical surveys, surface rock, soil and silt geochemical surveys, prospecting\mapping, ground EM and IP geophysical surveys and mechanized trenching programs. Work was in general property wide, however, the majority of focus was in the Camp Creek area and targeted both high sulphidation vein prospects\anomalies and breccia hosted mineralization.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its unconformity with the Windy Table volcanic rocks.

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 metres in diameter but remaining open to the east and under glacial till. Drilling in 2003 and 2004 returned results including 77.8 metres averaging 110.1 g/t silver and 0.68 g/t gold in THN03-22. Hole THN11-60 was collared 20 metres northeast of THN03-19 (38.6 metres of 103.2 g/t silver and 1.22 g/t gold including 14.0 metres of 190 g/t silver and 1.97 g/t gold) and was drilled at an azimuth of 220 degrees with a dip of -65 degrees to a total depth of 243 metres. Starting at a depth of 6 metres, THN11-60 intersected 95.08 metres of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

high grade silver-lead-zinc interval of 9.25 metres averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 metres of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 metres depth and an additional 37.72 metres of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 metres depth.  This intercept included 7.8 metres of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 metres southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 metres of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 metres of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

Brixton is currently preparing plans for follow up drilling at the Oban Breccia Zone and other targets in 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek had the right to earn an additional 9% interest by funding a further $3.5 million in exploration on or before March 31, 2011 (not spent) and to increase their interest to 65% interest by funding a bankable feasibility study. Furthermore, at the Company’s election, American Creek could increase to a 70% interest by providing 100% of the initial project development financing. No exploration work was conducted by American Creek in 2010 and as such their project interest is crystallized at 51%.  The project is subject to a 1.5 % NSR in favour of Franco-Nevada Corporation. No work was completed on Tide during the period and the majority partner has indicated none is planned for 2012.

Wernecke Breccia Project

Wernecke Breccia project is situated in the Wernecke Mountains approximately 180 kilometres northeast of Mayo in east-central Yukon Territory. In 2006 and 2007, Fronteer Development Group conducted field programs focused on refining drill targets at a series of high priority iron-oxide-copper-gold +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Twenty-seven holes were completed in 2007 to test these targets, yielding results such as 0.97 g/t gold and 2.51% copper in the only hole drilled Pagisteel Fault target and 0.44% copper over 126.7 metres at the Hoover Central Zone, 12 kilometres to the southeast of historical holes. Fieldwork in 2006 and 2007 led to the recognition of new uranium and copper-gold mineralization in 9 target areas discovery of the MDV and Atomtan uranium-copper-gold targets.

No exploration has been undertaken since 2009.  Newmont is the operator of the project, having acquired it through acquisition of Fronteer Development Group in 2011. Fronteer funded 100% of the required $2 million in exploration expenditures to earn an 80% interest and as such, Newmont now holds 80% with the Company holding the remaining 20% interest. Franco-Nevada Corporation and NVI Mining Ltd. retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. Newmont has not indicated if work is planned on the project in 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

Williams Property

The Williams property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property and no work is planned for 2012.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine and 200 kilometres north-northeast of Smithers. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-gold porphyry project. Additionally, the project was expanded with the purchase of a mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011). These transactions result in the Company owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto.

In the third quarter of 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

British Columbia and Yukon Projects (continued)

In hole KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold and KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. Equity Exploration Consultants was contracted to manage and execute the Kliyul program. Management continues to assess these targets but no plans have been set for a 2012 program on the property at this time.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company has received a total of 200,000 shares of Evrim for the fiscal period to date.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”). Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease. Subsequently, Desert Hawk has been acquired by Meadow Bay Gold Corporation.

Exploration for 2011 included further consolidation of the land position. The partner has not indicated its plans for the property in 2012.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007. During the period, the Company added the Hilltop Property to the Colorback lease and purchase agreement with Meadow Bay Gold Corporation. No plans for 2012 have been indicated to Kiska.

San Juan

The San Juan property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.  No work was conducted on the property in 2010 and the property was returned to Kennecott Exploration Company in the first quarter of 2011.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Exploration Projects (continued)

Expenditures for the three-month period ending March 31, 2012 are summarized in the following table: (all amounts in Canadian dollars)

	USA	Australia	BC & Yukon	Total
Acquisition expenditures	$ 52,458	$ -	$ 5,340	$ 57,798

Exploration expenditures
Aircraft and helicopter	9,040	-	9,536	18,576
Assays and analysis	(26)	1,539	-	1,513
Camp & support	7,967	-	-	7,967
Community CSR	29,557	-	2,531	32,088
Contracted support	-	-	-	-
Data management and maps	577	-	2,158	2,735
Drilling & trenching	46,555	-	-	46,555
Equipment	21,354	-	842	22,196
Fuel	-	-	6,614	6,614
Geological and engineering	41,774	5,103	39,438	86,315
Geophysical surveying	50,793	-	-	50,793
Licencing and filing	1,122	-	30,505	31,627
Materials and supplies	5,932	-	-	5,932
Project management	77,028	21,178	307,303	405,509
Share-based compensation	-	-	112,002	112,002
Telephone	9,718	-	245	9,964
Travel	27,382	-	-	27,382
	328,775	27,820	511,173	867,768

Reclamation obligation	-	-	-	-
Exploration reimbursements	-	-	(5,711)	(5,711)
Environmental costs and site preparation	8,842	-	-	8,842
	337,616	27,820	505,462	870,898

Total Acquisition & Exploration Expenditures	390,074	27,820	510,802	928,696
Option proceeds & management fees	(6,000)	-	(571)	(6,571)
Net Expenditures	$ 384,074	$ 27,820	$ 510,231	$ 922,125

Financial Results

For the three-month period ended March 31, 2012, Kiska incurred a net loss of $1,713,820 ($0.02 per share) compared with a net loss of $3,768,308 ($0.03 per share) for the three-month period ended March 31, 2011. This decrease is due to a reduction in mineral property operations of $1,473,826 as well as a decrease of $677,411 in non-cash share-based compensation expenses included in other operations. Activities on the Company’s Whistler project are focused on target identification and drilling at the Island Mountain prospect for which work has not yet commenced due to seasonal factors. Refer to “Exploration Projects” above for a description of work done on the properties. The table above describes exploration

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

expenditures by type of cost.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Financial Results (continued)

Revenues are a result of the receipt of option payments on the Thorn property of $6,000 (75,000 common shares of Brixton). The previous year includes amounts paid for the former Mexican properties ($50,000 in cash) sold to Evrim in 2010 and option proceeds paid for the Company’s Uncle Sam project by Millrock (US$50,000 - $49,274).

Mineral property costs are itemized in the table above and described under “Exploration Projects”. The decrease in costs result from activity on the Whistler property in the comparative period ($337,616 – 2011: $2,355,124).  In addition to cash paid for mineral property interests acquired, acquisition costs include advance royalties (US$50,000) and legal fees paid to maintain the Company’s projects in good standing.

Consulting and outsourced services ($16,859 – 2011: $166,310) include audit, legal and other financial and general advisory services. Payments in the previous period were for financial advisory fees (2011: $25,000), professional fees for restructuring advice (2011: $25,000) and human resources consulting fees (2011: $8,413). Consulting fees also included services of $44,000 rendered by an officer of the Company (refer Note 20) in the comparative period (2012: $Nil).

Marketing costs include travel costs for conferences, trade shows and site visits of $28,146 and costs for subscriptions, advertising materials, website and promotional activities of $33,006. Included are fees paid to a marketing consulting firm ($45,000) in the comparative period.

General and administration costs have decreased ($119,055 – 2011: $142,841) as a result of cut back of overhead costs relating to the Company’s Alaskan operations.

Stock-based compensation (gross stock-based compensation was $252,091 – 2011: $1,442,133, and, net of transfers to projects, $140,090 – 2011: $817,501). Stock based compensation has decreased as a result of the vesting of options and increase in volatility in the comparative period (refer Note 15 of the consolidated financial statements).

Depreciation of $72,926 (2011 – $69,118) is consistent with the comparative period.

The Company realized no gains or losses on sales of its marketable securities (2011: $126,767) and incurred unrealized losses on these securities of $2,674 (2011: gains $367,524), included in other comprehensive income. The tax effect of these losses included in other comprehensive income was $444 (2011: recovery $61,076).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.5

Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010
Revenues	$ 17	$ 325	$ 291	$ 1	$ 99	$ 501	$ 36	$ 82
Loss from operations	(1,714)	(3,609)	(9,793)	(5,175)	(3,970)	(3,118)	(6,541)	(3,697)
Comprehensive gain (loss)	(1,717)	(3,297)	(10,240)	(5,367)	(3,340)	199	(6,649)	(3,763)
Loss per common share	$ (0.02)	$ (0.04)	$ (0.10)	$ (0.05)	$ (0.04)	$ (0.00)	$ (0.09)	$ (0.06)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

1.6

Liquidity

The Company’s cash and cash equivalents balance at March 31, 2012 was $5,754,077 compared with $6,800,283 at December 31, 2011. The Company had working capital of $6,728,920 at March 31, 2012 compared with working capital of $8,149,139 at December 31, 2011. The decrease in working capital is attributable to ongoing administration and mineral property operations of the Company.

For the three-month period ended March 31, 2012 and 2011, cash used in operating activities was $1,023,767 and $2,142,547, respectively. The decrease is attributable to a reduction in exploration activities in the current compared to the prior period.

Cash outflows from investing activities were a result of expenditures on property, plant and equipment used by the Company for its administrative and mineral property operations of $28,514. Total outflows from investing activities were $22,439 (2011: $159,790) due to property and equipment purchases.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.6

Liquidity (continued)

The decrease in cash inflows from financing activities over the prior period from $20,164,472 in 2011 to $Nil in 2012 is a result of a bought deal financing for net proceeds of $16,131,861 occurring in the comparative quarterly period. Moreover, a total of $4,032,611 was raised from the exercise of stock options and warrants during the comparative period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The Company had 99,253,559 issued and outstanding common shares as of March 31, 2012. During the three-month period, a total of 95,700 options expired and 160,000 options were forfeited due to termination of option holders without exercise.

As at May 30, 2012, the Company had the following common shares, warrants and stock options outstanding:

Common shares	99,253,559
Stock options	7,897,107
Warrants	11,691,421
Fully diluted common shares outstanding	118,842,087

Note 14 of the consolidated financial statements outline details of private placements during the three-month period.

Options

Details of outstanding share purchase options are disclosed in Note 15 of the financial statements.

Warrants

Details of outstanding warrants are disclosed in Note 14 of the financial statements.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.7

Capital Resources (continued)

Contractual Obligations (continued)

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at the last fiscal year end:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 908,934	$ 261,152	$ 488,805	$ 158,977	$ -
Conditional Option payments	22,840	12,670	10,170	-	-
Conditional exploration expenditures	5,972,034	887,116	5,084,918	-	-
Total contractual obligations	$ 6,903,808	$ 1,160,938	$ 5,583,893	$ 158,977	$ -

1.8

Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

1.9

Transactions with Related Parties

Refer Note 20 of the consolidated financial statements.

1.10

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.11

Critical Accounting Estimates

Not applicable

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.12

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies during the period.

1.13

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.14

Other Requirements

Events Subsequent to Period End

None.

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

1.14

Other Requirements (continued)

Risks Factors and Uncertainties (continued)

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (British Columbia), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com).

CORPORATE INFORMATION (as at May 30, 2012)

Head Office:

Suite 575 – 510 Burrard Street

Vancouver, BC   V6C 3A8

Directors:

Geoffrey Chater

Bipin Ghelani

George Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Officers:

Jason S. Weber, President and CEO

Adrian Rothwell, CFO

Mark E. Baknes, VP Exploration

Alan J. Hutchison, Corporate Secretary

Auditor:

Hay & Watson, Chartered Accountants

1822 West 2nd Avenue

Vancouver, BC   V6J 1H9

Legal Counsel:

Fraser Milner Casgrain LLP

20th Floor, 250 Howe Street

Vancouver, BC

V6C 3R8

Transfer Agent:

Computershare Investor Services

2nd Floor – 510 Burrard Street

Vancouver, BC   V6C 3B9

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period ended March 31, 2012

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.